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                                            Filed Pursuant to Rule 424(b)(4)
                                            Registration No. 333-102165


                       APPLIED DIGITAL SOLUTIONS, INC.
                         PROSPECTUS SUPPLEMENT NO. 1
                     TO THE PROSPECTUS DATED MAY 6, 2003


                      7,450,000 shares of Common Stock


         We are offering up to 12.5 million shares (25 million shares in the aggregate) of our common stock pursuant to the terms of two securities purchase agreements entered into on May 8, 2003, with each of Cranshire Capital, L.P and Magellan International Ltd. The purchase agreements contemplate up to five settlement dates within a 16-trading day period following our issuance of a press release announcing our entering into these agreements, which occurred on May 9, 2003.

         This prospectus supplement relates to 2,500,000 shares and 4,950,000 shares purchased by Cranshire Capital, L.P. and Magellan International Ltd., respectively, on May 14, 2003, the first settlement date under the purchase agreements, at a price of $0.3833 per share. This price represents a discount of 12.75% from the volume weighted average trading price (as reported by Bloomberg Financial L.P.) of our common stock for the three trading days immediately preceding the first settlement date. On May 14, 2003, the last reported sales price of our common stock (symbol: "ADSX") on the Nasdaq SmallCap Market was $.40 per share. For more information, see the disclosure under the caption "Plan of Distribution" set forth below in this prospectus supplement.

         AN INVESTMENT IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS.
THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 11 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus supplement is May 15, 2003.



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         This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement covers our offering of up to 50 million shares of our common stock. This prospectus supplement provides specific information about the offering of common stock under this registration statement, and updates information provided in the prospectus dated May 6, 2003. You should read both this prospectus supplement and the prospectus carefully.


                            PLAN OF DISTRIBUTION
                            --------------------


         On May 8, 2003, we entered into separate securities purchase agreements with each of Cranshire Capital, L.P. and Magellan International Ltd., each of whom was introduced to us by J.P. Carey Securities, our placement agent, under which we may sell up to 12.5 million shares of our common stock to each of them. Under the terms of the placement agency agreement with J.P. Carey Securities, we have agreed to pay J.P. Carey Securities a fee of 3% of the gross subscription proceeds of the shares sold to purchasers identified (or deemed to be identified) to us by J.P. Carey Securities. The shares sold to Cranshire Capital, L.P. and Magellan International Ltd. under the securities purchase agreements will prompt the payment of such fee. On May 14, 2003, Cranshire Capital, L.P. and Magellan International Ltd. purchased 2,500,000 shares and 4,950,000 shares, respectively, or an aggregate of 7,450,000 shares of common stock under the securities purchase agreements.

         Terms of the Securities Purchase Agreements

         The securities purchase agreements provide for up to five settlement dates for purchases of our shares over a 16-trading day period. The first settlement date occurred on May 14, 2003. The second through fifth settlement dates are to occur on the seventh, tenth, thirteenth and sixteenth trading day after the date of issuance of the press release, which occurred on May 9, 2003.

         The securities purchase agreements provide for purchases of the shares to be at a per share purchase price equal to 87.25% of the average of the volume weighted average price of our common stock (as reported by Bloomberg Financial L.P., using the VAP function) for the three trading days prior to each applicable settlement date but in no event less than $0.35. The terms of the securities purchase agreements contemplate that the number of shares to be purchased on the respective settlement dates by a particular purchaser will be approximately equal to the following: (i) 2.5 million shares on the 1st settlement date; (ii) 5.0 million shares less the number of shares purchased by such purchaser on the 1st settlement date, on the 2nd settlement date; (iii) 7.5 million shares less the number of shares purchased by such purchaser on the 1st and 2nd settlement dates, on the 3rd settlement date; (iv) 10.0 million shares less the number of shares purchased by such purchaser on the 1st, 2nd and 3rd settlement dates, on the 4th settlement date; and (v) 12.5 million shares less the number of shares purchased by such purchaser on the 1st, 2nd, 3rd and 4th settlement dates, on the 5th settlement date.

         There are several exceptions to the per share purchase price, the timing and number of shares to be purchased, and each purchaser's obligations. First, each purchaser has the right, on the day preceding any settlement date, to elect to acquire up to the maximum aggregate amount of shares to be acquired under such agreement on the applicable settlement date. Second, if the


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average of the volume weighted average trading price of our common stock on the three trading days immediately preceding any settlement date is less than $0.40, each purchaser has the right (but not the obligation) to purchase on such settlement date up to the maximum aggregate amount of the shares under the applicable purchase agreement at $0.40 less the selling discount referenced herein. In addition, if the average of the volume weighted average price of our common stock is below $0.40 on two consecutive settlement dates, each purchaser has the right to terminate any and all of its obligations under the purchase agreements. A purchaser is not permitted to acquire shares under its purchase agreement to the extent that, giving effect to such proposed acquisition, the beneficial ownership of our common stock by such purchaser (together with its affiliates), would exceed 9% of our outstanding shares of common stock.

         Each of Cranshire Capital, L.P. and Magellan International Ltd. may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933, in connection with its sale of any shares acquired under the respective securities purchase agreements. Broker-dealers or other persons acting on account of either of them or each other may also be deemed to be underwriters. The determination of whether or not the purchasers are underwriters requires a facts and circumstances analysis entailing consideration of, among other things: (i) how long the purchasers have held or intend to hold the shares purchased from us (the securities purchase agreements do not contain representations or warranties by the purchasers regarding their investment intent); (ii) the circumstances in which they acquired the shares; (iii) the amount of shares involved (which would entail consideration of the existence of any affiliation between or among J.P. Carey Securities and/or either or both of the purchasers); (iv) whether they are in the business of underwriting securities; and (v) whether under all the circumstances it appears that the purchasers are acting as conduits for us.

         Underwriters and entities acting on their behalf would not be able to resell the shares purchased from us in reliance on the exemption from registration provided by Section 4(1) of the Securities Act of 1933. Further, the purchasers and entities acting on behalf of underwriters would be subject to the prospectus delivery requirements of the Securities Act of 1933 and the rules and regulations under the Securities Act.

         Indemnification and Fees

         We have agreed to indemnify and hold harmless J.P. Carey Securities Inc. and each of Cranshire Capital, L.P. and Magellan International Ltd. and their respective officers, directors, employees, agents and control persons from and against any losses, claims, damages, liabilities, costs and expenses to which they may become subject, under the Securities Act of 1933 or otherwise, to the extent such losses, claims, damages, liabilities, costs and expenses arise out of or are based upon:

    o any actual or alleged untrue statement of a material fact contained in our registration statement, as amended or supplemented; or


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    o    the actual or alleged omission to state in the registration statement, as amended or supplemented, a material fact required to be stated in the registration statement or necessary to make the statements in the registration statement not misleading.